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                              December 14, 2022

       Alan M. Brown
       President, CEO, CFO, and Director
       TOMBSTONE EXPLORATION CORP
       6529 E. Friess Drive
       Scottsdale, AZ 85254

                                                        Re: Tombstone
Exploration Corporation
                                                            Form 20-F for the
fiscal year ended December 31, 2021
                                                            Filed June 29, 2022
                                                            File No. 000-29922

       Dear Alan M. Brown:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2021

       Risks Associated with Mining, page 5

   1. We note you reference Industry Guide 7 in this section and elsewhere in your filing.
                                                        Please note that
Industry Guide 7 has been replaced by Section 1300 of Regulation S-K.
                                                        Please change your
references and make the appropriate changes in your filing to comply with Section 1300 of
Regulation S-K.
       The Bonanza Project, page 11

   2.                                                   Summary disclosure
includes the disclosure of all properties, which includes both your material and
non-material properties pursuant to Item 1303(a) of Regulation S-K. Please revise this section of
your filing to include the required information under Item 1303(b) of
                                                        Regulation S-K for all
your properties and disclose how you determined which of your properties are
material.
 Alan M. Brown
FirstName LastNameAlan   M. Brown
TOMBSTONE      EXPLORATION    CORP
Comapany14,
December  NameTOMBSTONE
              2022            EXPLORATION CORP
December
Page 2    14, 2022 Page 2
FirstName LastName
3. We also note your individual property disclosure is incomplete. Please modify your filing to provide complete individual property disclosure as required by Item 1304(b) of
         Regulation S-K.
4. We note your disclosure of an estimated tonnage, grade and metallurgical recovery for your dump/tails heap leach operation. Please disclose the source of this information, comment on the accuracy of the estimate, and provide addition detail in regards to volumetric calculations, sampling, and metallurgical testing. In addition, please state whether this tonnage and grade estimate is a resource, reserve, or an exploration target.
5. We note you refer to an exploration target on your Bonanza Area Claim Block with has defined 250-350k Oz Au target areas and a 1-1.5 MM Oz Au overall potential. Please revise your disclosure to conform to the requirements of Item 1304(g)(5) of Regulation S-
         K.
6. We note you disclose exploration of your property has revealed significant gold and silver reserves, as described in your press release on April 15, 2020. Please make the appropriate resource/reserve disclosure and provide a technical report summary as required by Item 1302(b) of Regulation S-K.
Recent Developments on Operations, page 13

7. We note your disclosure in this section of 500,000 tons of already mined material, which
         has been tested to show upwards of 26,000     50,000 oz. of gold.
Please state whether this
         tonnage and grade estimate is a resource, reserve, or an exploration target and provide additional detail in regards to volumetric calculations, sampling, and metallurgical testing.
2021 updates, page 14

8. Please report your annual production as required by Item 1303(b)(2)(i) of Regulation S-
         K. This would include your tonnage and grade placed on the heap leach pad, total quantity of dore with the contained or sales of gold and silver. In addition, please explain why no revenues are reported when Metals Research/Metalor USA received your dore material.
The Tombstone Project, page 20

9. We note you report the highest sample results in this section. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:
             Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
             Eliminate all analyses from    grab    or    dump    samples,
unless the sample is of a
              substantial and disclosed weight.
             Eliminate all disclosure of the highest or best values/grades of sample sets, presenting
 Alan M. Brown
TOMBSTONE EXPLORATION CORP
December 14, 2022
Page 3
              balanced disclosure of the drill and sampling results
                Eliminate grades disclosed as    up to    or    as high as
or    ranging from.
                Eliminate statements containing grade and/or sample-width ranges.
                Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
                Generally, use tables to improve readability of sample and drilling data.
                Soil samples may be disclosed as a weighted average value over an area.
                Refrain from reporting single soil sample values.
                Convert all ppb quantities to ppm quantities for disclosure. Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.



FirstName LastNameAlan M. Brown         Sincerely,
Comapany NameTOMBSTONE EXPLORATION CORP
                                        Division of Corporation Finance
December 14, 2022 Page 3                Office of Energy & Transportation
FirstName LastName